Exhibit 97.1

Compensation Recovery Policy

Effective Date: October 2, 2023

POLICY STATEMENT

1.	Overview and Purpose. This policy has been adopted by the Board of Directors (the “Board”) of Archrock, Inc. (the “Company”) pursuant to the listing rules of the national securities exchange on which the Company is listed, which listing rules generally require the Company to recover reasonably promptly the amount of erroneously awarded incentive-based compensation from Officers if the Company is required to prepare a Restatement due to the noncompliance of the Company with any financial reporting requirement under securities laws. Capitalized terms used in this policy and not otherwise defined herein are defined in Appendix A.

2.	Applicability. This policy shall apply to Incentive-Based Compensation received by Officers on or after the Effective Date first stated above.

3.	Recovery of Compensation. In the event that the Company is required to prepare a Restatement, the Company shall recover reasonably promptly from an Officer the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation received by such Officer, unless Impracticable.

4.	Manner of Recovery. The Compensation Committee shall, in its sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, to the extent permitted by law:

●	requiring reimbursement by an Officer of cash Incentive-Based Compensation previously paid to such Officer by the Company or any parent or subsidiary of the Company;

●	seeking recovery of any gain realized by an Officer on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards granted to such Officer;

●	offsetting the Erroneously Awarded Compensation from any compensation or other amounts otherwise owed to the Officer;

●	cancelling outstanding vested or unvested equity or incentive awards (including awards the vesting of which is solely service-based) granted to such Officer; and

●	taking any other remedial action that would be appropriate to accomplish recovery, as determined by the Compensation Committee.

The Compensation Committee shall use reasonable efforts to avoid selecting a method for recovery of Incentive-Based Compensation that would (i) cause a violation of the payment timing rules of Section 409A of the Internal Revenue Code of 1986, as amended; (ii) result in the Officer being subject to the interest and additional tax provisions of Section 409A(a)(1)(B) thereof; or (iii) have any similar effect under any similar law of any jurisdiction to which the Company or any subsidiary or any Officer is subject.

5.	Administration. This policy will be administered, interpreted and construed by the Compensation Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board may re-vest in itself the authority to administer, interpret and construe this policy in accordance with applicable law, and in such event references herein to the “Compensation Committee” shall be deemed to be references to the Board. All determinations and decisions made by the Compensation Committee pursuant to the provisions of this policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, stockholders and employees. The Compensation Committee may delegate ministerial administrative duties with respect to this policy to one or more directors or employees of the Company, as permitted under applicable law.

6.	Interpretation. This policy will be interpreted in a manner that is consistent with the requirements of Section 10D of the Securities Exchange Act of 1934, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or national association on which the Company’s securities are listed, and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed, and to the extent this policy is inconsistent with such requirements, rules, standards or other guidance, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith. The Compensation Committee may amend, modify or terminate this policy in whole or in part at any time and from time to time in its sole discretion, subject in all respects to applicable law. This policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association. Incentive-Based Compensation shall not be deemed earned, solely for purposes of state wage law, until the last date on which such Incentive-Based Compensation is not subject to potential recoupment pursuant to this policy.

7.	No Indemnification; No Liability. The Company shall not indemnify any Officer against the loss of any Erroneously Awarded Compensation pursuant to this policy, nor shall the Company directly or indirectly pay or reimburse any Officer for any premiums for third-party insurance policies that such Officer may elect to purchase to fund such Officer’s potential recovery obligations under the policy. None of the Company, an affiliate of the Company or any member of the Board shall have any liability to an Officer as a result of actions taken under this policy.

8.	Enforceability. The adoption of this policy does not limit, and is intended to enhance, the effect of any recoupment, forfeiture or similar policies in any employment agreement, bonus plan, equity-based award agreement or similar agreement. The remedies specified in this policy shall not be exclusive and shall be in addition to (without duplication) every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company.

9.	Severability. The provisions in this policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

10.	Acknowledgment. Each Officer shall be required to sign an acknowledgment pursuant to which such Officer will agree to be bound by the terms of, and comply with this policy; however, any Officer’s failure to sign any such acknowledgment shall not negate the application of this policy to the Officer.

ADDITIONAL GUIDANCE OR QUESTIONS

Questions regarding this policy may be directed to the Senior Vice President, General Counsel and Secretary of the Company.

RELATED ATTACHMENTS, POLICIES OR PROCEDURES

No.	Name
Appendix A	Definitions

APPENDIX A

Definitions

“Compensation Committee” means the Compensation Committee of the Board comprised of independent directors, or in the absence of such a committee, a majority of the independent directors serving on the Board.

“Erroneously Awarded Compensation” means the excess of (x) the amount of Incentive-Based Compensation received based on the achievement of a Financial Reporting Measure that was subsequently revised due to the Restatement, over (y) the amount of Incentive-Based Compensation that would have been received based on the restated Financial Reporting Measure, as determined on a pre-tax basis. To determine the amount of Incentive-Based Compensation that would have been received based on the restated Financial Reporting Measure, the following shall be applied and considered:

•	for cash awards, Erroneously Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was received and the amount that should have been received applying the restated Financial Reporting Measure;
•	for cash awards paid from bonus pools, Erroneously Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure;
•	for equity awards still held at the time of recovery, Erroneously Awarded Compensation is the number of such securities received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value of such excess number);
•	for shares already issued upon exercise or settlement of equity awards where the underlying shares remain unsold, Erroneously Awarded Compensation is the number of shares underlying the excess equity awards (or the value of such excess awards); and
•	for Incentive-Based Compensation based on total stockholder return or stock price, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, Erroneously Awarded Compensation is the Compensation Committee’s reasonable estimate of the effect of the Restatement on the total stockholder return or stock price on which the Incentive-Based Compensation was received, with documentation of the determination of such reasonable estimate provided to the applicable listing exchange or association.

“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such financial statements, including both GAAP and non-GAAP financial measures, as well as stock price and total stockholder return.

“GAAP” means United States generally accepted accounting principles.

“Impracticable” means (a)(i) the Company has made reasonable attempts to recover the Erroneously Awarded Compensation, (ii) the Company has documented such attempts, (iii) the Company has provided such documentation to the relevant listing exchange or association; and (iv) the Compensation Committee has determined that the direct costs paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; (b) the recovery would violate the Company’s home country laws, as in effect prior to November 28, 2022, pursuant to an opinion of home country counsel; or (c) the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” means, with respect to any Restatement, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and received by an Officer during the applicable Three-Year Period, and, for purposes of this definition:

•	such compensation shall be deemed to have been received when the Financial Reporting Measure is attained or satisfied, without regard to (a) whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of the Three-Year Period or (b) ministerial acts or other conditions necessary to effect issuance or payment, such as calculating the amount earned or obtaining Board approval of payment;
•	an award granted based wholly or partly on the satisfaction of a Financial Reporting Measure performance goal would be deemed wholly or partly received in the fiscal period when the measure was satisfied, even if the award is contingent upon the occurrence of other events or satisfaction of additional conditions, such as continued service with the Company;
•	an equity award that vests wholly or partly upon satisfaction of a Financial Reporting Measure performance condition would be deemed to have been wholly or partly received in the fiscal period when it vests;
•	a non-equity incentive plan award would be deemed received in the fiscal year that the Officer earns the award based on satisfaction of the relevant Financial Reporting Measure performance goal, and not on the subsequent date on which the award is paid;
•	a cash award earned upon satisfaction of a Financial Reporting Measure performance goal would be deemed to have been received in the fiscal period when that measure is satisfied; and
•	no Incentive-Based Compensation received by any person before such person’s commencement of service as an Officer will be subject to recovery under this Policy.

“Officer” means, with respect to any Restatement, each person who served as an executive officer, as defined in Rule 10D-1(d) under the Securities Exchange Act of 1934, as amended, at any time during the applicable Three-Year Period.

“Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that (a) correct an error in previously issued financial statements that is material to the previously issued financial statements or (b) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Three-Year Period” means the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or any of the Company’s employees that are so authorized, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare a Restatement.